SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 10, 2009	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2009 RESULTS

Hsinchu, Taiwan, November 10, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2009. All U.S. dollar figures in this release are based on the exchange rate of NT$32.03 against US$1.00 as of September 30, 2009.

Net revenue on a US GAAP basis for the third quarter of 2009 was NT$3,347.1 million or US$104.5 million, an increase of 14.1% from NT$2,932.7 million or US$91.6 million in the second quarter of 2009 and a decrease of 23.3% from NT$4,361.5 million or US$136.2 million for the same period in 2008. This is at the high-end of the Company’s upwardly revised guidance for Q3 2009 revenue growth of 13% to 15% compared to Q2 2009, as provided on October 2, 2009.

Net loss attributable to ChipMOS on a US GAAP basis for the third quarter of 2009 was NT$1,075.6 million or US$33.6 million, and NT$13.81 or US$0.43 per basic common share, compared to net loss attributable to ChipMOS of NT$1,208.2 million or US$37.7 million, and NT$15.46 or US$0.48 per basic common share, for the second quarter of 2009. Net loss attributable to ChipMOS under US GAAP includes amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the third quarter of 2009 and amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the second quarter of 2009. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss attributable to ChipMOS for the third quarter of 2009 was NT$1,049.3 million or US$32.8 million, and NT$13.47 or US$0.42 per basic common share, compared to non-GAAP adjusted net loss attributable to ChipMOS of NT$1,181.9 million or US$36.9 million, and NT$15.13 or US$0.47 per basic common share in the second quarter of 2009.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2009 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Results came in at the high-end of our upwardly revised guidance as we benefitted from both improved pricing in our LCD driver business and strong demand in our DRAM, LCD driver, and mixed-signal/logic businesses. The DRAM industry solidified its recovery in the third quarter, a full quarter behind the broader semiconductor sector, with both commodity and niche markets benefiting from strong market demand. As a result, our DRAM revenue was up 37% in the third quarter compared to the second quarter. Overall, we remain on track for continued improvements and remain focused on strict cost controls. Importantly, we continue to provide the excellent service and support customers rely on ChipMOS for worldwide, along with providing our customers with cost effective solutions. For example, in the third quarter, we successfully released a new proprietary copper wire manufacturing technology into mass production. This technology advance gives customers performance yields equal to the traditional gold wire process, with a 20 percent wire cost reduction. Given the considerable cost savings, we expect the process to gain traction with our major logic and memory customers going forward.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We achieved a further improvement in our gross margin due to an increase in the capacity utilization rates for final test, assembly, and LCD driver manufacturing, combined with an ASP recovery in our LCD driver business. We are targeting additional improvement in the fourth quarter. We are also encouraged with our further progress in strengthening our financial position. Last week we announced the closing of privately negotiated transactions with two investors holding in aggregate US$54 million of the Company’s 1.75% convertible senior notes due 2009 and the repayment at maturity of the remaining outstanding 2009 senior notes. We also recently completed a major restructuring of our Master Lease Agreement with GE. These are additional important steps for ChipMOS and build on agreements announced on April 15, 2009 that extended key repayment terms and conditions of the Company’s bank loans from Taiwan Creditors.”

Selected Operation Data

	3Q09		2Q09
Revenue by segment
Testing		35%		40%
Assembly		39%		35%
LCD Driver		26%		25%

Utilization by segment
Testing		47%		42%
Assembly		81%		59%
LCD Driver		67%		58%
Overall		66%		52%

CapEx	US$	14.3 million	US$	8.5 million
Testing		84%		64%
Assembly		14%		31%
LCD Driver		2%		5%
Depreciation and amortization expenses (US GAAP)	US$	50.8 million	US$	52.1 million

Fourth Quarter 2009 Outlook

Mr. Cheng continued, “Looking to the fourth quarter, we currently expect total revenue to be flat to having growth in the single digit percentage, as compared to the third quarter, as we forecast a balanced business uptick offset by seasonality in our driver IC and flash businesses. This forecast reflects the overall market situation and customer forecasts. Overall, we have accomplished a great deal in 2009 with our new business efforts at existing and new customers, our financial restructuring, cost reduction program, technology developments and targeted international expansion. We are highly encouraged with our progress and optimistic about the Company’s future. We expect our efforts to lead to continued improvements in our business and the Company’s financial strength moving forward.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2009 results on Tuesday, November 10, 2009 at 7:00PM ET (8:00AM, November 11, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 335410.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2009, and Sep. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP(2)
	3 months ended			3 months ended
	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	104.5	91.6	136.2	104.5	91.6	136.2
Cost of Revenue	131.0	122.5	135.4	131.4	122.9	135.8

Gross Profit (Loss)	(26.5)	(30.9)	0.8	(26.9)	(31.3)	0.4

Other Operating Income	—	—	—	1.0	2.1	0.6
Operating Expenses
Research and Development	3.1	2.9	3.4	3.1	2.9	3.4
Sales and Marketing	(1.8)	(0.4)	1.0	(1.8)	(0.4)	1.0
General and Administrative	5.1	4.9	7.3	5.5	5.6	10.3
Other Operating Expenses	—	—	—	0.6	0.2	0.6

Total Operating Expenses	6.4	7.4	11.7	7.4	8.3	15.3

Income (Loss) from Operations	(32.9)	(38.3)	(10.9)	(33.3)	(37.5)	(14.3)

Non-Operating Income (Expenses), Net	(3.1)	(0.3)	(10.4)	(4.4)	(3.0)	(13.8)

Income (Loss) before Income Tax	(36.0)	(38.6)	(21.3)	(37.7)	(40.5)	(28.1)

Income Tax Benefit (Expense)	4.0	2.7	(0.2)	4.1	2.8	0.3

Net Income (Loss)	(32.0)	(35.9)	(21.5)	(33.6)	(37.7)	(27.8)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.0)	(0.1)	0.4	0.0	(0.0)	0.5

Interest in Bonuses Paid by Subsidiaries	—	—	—	—	—	—

Net Income (Loss) Attributable to ChipMOS	(32.0)	(36.0)	(21.1)	(33.6)	(37.7)	(27.3)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.41)	(0.46)	(0.25)	(0.43)	(0.48)	(0.33)

Shares Outstanding (in thousands)-Basic	77,905	78,133	83,908	77,905	78,133	83,908

Net Income (Loss) Attributable to ChipMOS-Diluted	(32.0)	(36.0)	(21.1)	(33.6)	(37.7)	(27.3)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.41)	(0.46)	(0.25)	(0.43)	(0.48)	(0.33)

Shares Outstanding (in thousands)-Diluted	77,905	78,133	83,908	77,905	78,133	83,908

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.03 against US$1.00 as of Sep. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2009, and Sep. 30, 2008

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP(1)
	3 months ended			3 months ended
	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	3,347.1	2,932.7	4,361.5	3,347.1	2,932.7	4,361.5
Cost of Revenue	4,197.0	3,923.5	4,335.2	4,210.3	3,936.9	4,348.3

Gross Profit (Loss)	(849.9)	(990.8)	26.3	(863.2)	(1,004.2)	13.2

Other Operating Income	—	—	—	31.7	67.7	18.5
Operating Expenses
Research and Development	99.8	92.0	110.5	99.8	92.0	110.5
Sales and Marketing	(56.9)	(13.6)	31.9	(56.9)	(13.6)	31.9
General and Administrative	160.8	157.2	233.4	175.9	179.0	327.6
Other Operating Expenses	—	—	—	18.7	8.7	17.5

Total Operating Expenses	203.7	235.6	375.8	237.5	266.1	487.5

Income (Loss) from Operations	(1,053.6)	(1,226.4)	(349.5)	(1,069.0)	(1,202.6)	(455.8)

Non-Operating Income (Expenses), Net	(100.5)	(9.6)	(334.2)	(140.3)	(95.5)	(442.6)

Income (Loss) before Income Tax	(1,154.1)	(1,236.0)	(683.7)	(1,209.3)	(1,298.1)	(898.4)

Income Tax Benefit (Expense)	128.9	87.7	(6.1)	132.4	90.5	9.1

Net Income (Loss)	(1,025.2)	(1,148.3)	(689.8)	(1,076.9)	(1,207.6)	(889.3)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.5)	(2.4)	13.8	1.3	(0.6)	15.7

Interest in Bonuses Paid by Subsidiaries	—	—	—	—	—	—

Net Income (Loss) Attributable to ChipMOS	(1,025.7)	(1,150.7)	(676.0)	(1,075.6)	(1,208.2)	(873.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(13.17)	(14.73)	(8.06)	(13.81)	(15.46)	(10.41)

Shares Outstanding (in thousands)-Basic	77,905	78,133	83,908	77,905	78,133	83,908

Net Income (Loss) Attributable to ChipMOS -Diluted	(1,025.7)	(1,150.7)	(676.0)	(1,075.6)	(1,208.2)	(873.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(13.17)	(14.73)	(8.06)	(13.81)	(15.46)	(10.41)

Shares Outstanding (in thousands)-Diluted	77,905	78,133	83,908	77,905	78,133	83,908

(1)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Sep. 30, Jun. 30, 2009, and Sep. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Sep. 30, 2009 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Sep. 30, 2009	Jun. 30, 2009	Sep. 30, 2008
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	(33.6)	(37.7)	(27.3)
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(33.6)	(37.7)	(27.3)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	—	—	(0.7)
Amortization of discount on convertible notes(3)	0.8	0.8	2.4

Total Special Items	0.8	0.8	1.7

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	(32.8)	(36.9)	(25.6)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted(4)	(32.8)	(36.9)	(25.6)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.43)	(0.48)	(0.33)

Adjustment for special items	0.01	0.01	0.02

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.42)	(0.47)	(0.31)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.43)	(0.48)	(0.33)

Adjustment for special items	0.01	0.01	0.02

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.42)	(0.47)	(0.31)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.03 against US$1.00 as of Sep. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Sep. 30, Jun. 30, 2009, and Sep. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2009	Jun. 30, 2009	Sep. 30, 2008
Net Revenue	104.5	91.6	136.2
Cost of Revenue	131.4	122.9	135.8

Gross Profit (Loss)	(26.9)	(31.3)	0.4

Other Operating Incomes	1.0	2.1	0.6
Operating Expenses
Research and Development	3.1	2.9	3.4
Sales and Marketing	(1.8)	(0.4)	1.0
General and Administrative	5.5	5.6	10.3
Other Operating Expenses	0.6	0.2	0.6

Total Operating Expenses	7.4	8.3	15.3

Income (Loss) from Operations	(33.3)	(37.5)	(14.3)

Non-Operating Income (Expenses), Net(2)	(3.6)	(2.2)	(12.1)

Income (Loss) before Income Tax (2)	(36.9)	(39.7)	(26.4)

Income Tax Benefit (Expense)	4.1	2.8	0.3

Net Income (Loss)(2)	(32.8)	(36.9)	(26.1)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	0.0	(0.0)	0.5

Net Income (Loss) Attributable to ChipMOS-Basic (2)	(32.8)	(36.9)	(25.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	(0.42)	(0.47)	(0.31)

Shares Outstanding (in thousands)-Basic	77,905	78,133	83,908

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	(32.8)	(36.9)	(25.6)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	(0.42)	(0.47)	(0.31)

Shares Outstanding (in thousands)-Diluted	77,905	78,133	83,908

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.03 against US$1.00 as of Sep. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the three months ended Sep. 30, 2009, amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the three months ended Jun. 30, 2009, and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$21.9 million or US$0.7 million and amortization of discount on convertible notes of NT$77.0 million or US$2.4 million for the three months ended Sep. 30, 2008. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2009, and Sep. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP(2)
	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	147.5	161.1	121.0	147.5	161.1	121.0
Financial Assets at Fair Value Through Profit or Loss	3.6	2.9	14.5	3.6	2.9	14.5
Available-for-Sale Financial Assets	—	—	—	3.1	3.1	—
Held-to-Maturity Financial Assets	—	7.8	7.8	—	7.8	7.8
Investments with no Active Market	3.1	3.1	—	—	—	—
Accounts and Notes Receivable	71.1	60.4	147.5	71.1	60.4	147.5
Inventories	24.2	24.2	26.9	23.1	23.1	26.9
Other Current Assets	34.2	41.0	31.0	33.9	40.8	30.9

Total Current Assets	283.7	300.5	348.7	282.3	299.2	348.6

Long-Term Investments	7.3	10.6	8.1	7.3	10.6	8.1

Property, Plant & Equipment-Net	613.5	648.4	824.6	604.9	640.2	818.0
Intangible Assets	3.2	3.3	5.7	3.2	3.3	5.7
Other Assets	23.0	20.4	51.6	24.9	21.3	52.7

Total Assets	930.7	983.2	1,238.7	922.6	974.6	1,233.1

LIABILITIES
Current Liabilities
Short-Term Loans	84.4	94.3	31.2	84.4	94.3	31.2
Current Portion of Long-Term Debts	101.9	99.4	125.2	101.6	98.2	125.2
Accounts Payable and Payables to Contractors and Equipment Suppliers	25.0	20.2	26.0	25.0	20.2	26.0
Other Current Liabilities	32.0	28.5	38.5	32.0	28.5	38.5

Total Current Liabilities	243.3	242.4	220.9	243.0	241.2	220.9
Long-Term Liabilities
Long-Term Debts	364.3	385.9	370.5	364.3	385.9	366.9
Other Liabilities	3.3	4.3	10.8	11.5	11.6	17.0

Total Liabilities	610.9	632.6	602.2	618.8	638.7	604.8

EQUITY
Shareholders’ Equity
Capital Stock	0.9	0.9	0.9	0.9	0.9	0.9
Deferred Compensation	(0.4)	(0.5)	(1.0)	(0.6)	(0.9)	(1.7)
Capital Surplus	401.1	400.4	396.9	392.6	391.8	384.3
Retained Earnings (Accumulated Losses)	(159.7)	(127.6)	143.4	(159.1)	(125.5)	155.1
Treasury Stock	(2.6)	(3.8)	—	(2.6)	(3.8)	—
Cumulated Translation Adjustments	12.9	13.7	14.6	12.9	13.7	14.6
Unrecognized Pension Cost	—	—	—	(6.4)	(6.4)	(6.4)

Total Shareholders’ Equity	252.2	283.1	554.8	237.7	269.8	546.8

Noncontrolling Interests	67.6	67.5	81.7	66.1	66.1	81.5

Total Equity	319.8	350.6	636.5	303.8	335.9	628.3

Total Liabilities & Equity	930.7	983.2	1,238.7	922.6	974.6	1,233.1

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.03 against US$1.00 as of Sep. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2009, and Sep. 30, 2008

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP(1)
	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)	Sep. 30, 2009 (Unaudited)	Jun. 30, 2009 (Unaudited)	Sep. 30, 2008 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	4,723.0	5,158.5	3,874.7	4,723.0	5,158.5	3,874.7
Financial Assets at Fair Value Through Profit or Loss	115.6	94.0	465.2	115.6	94.0	465.2
Available-for-Sale Financial Assets	—	—	—	100.0	100.0	—
Held-to-Maturity Financial Assets	—	250.0	250.0	—	250.0	250.0
Investments with no Active Market	100.0	100.0	—	—	—	—
Accounts and Notes Receivable	2,278.2	1,935.9	4,724.2	2,278.2	1,935.9	4,724.2
Inventories	775.2	776.4	862.1	739.2	740.6	862.8
Other Current Assets	1,093.8	1,311.7	994.4	1,087.6	1,305.5	990.0

Total Current Assets	9,085.8	9,626.5	11,170.6	9,043.6	9,584.5	11,166.9

Long-Term Investments	232.8	337.8	258.0	232.8	337.8	258.0

Property, Plant & Equipment-Net	19,651.9	20,767.7	26,410.7	19,374.0	20,506.6	26,199.6
Intangible Assets	104.0	106.6	183.7	104.0	106.6	183.7
Other Assets	735.0	652.5	1,651.3	796.0	682.8	1,688.7

Total Assets	29,809.5	31,491.1	39,674.3	29,550.4	31,218.3	39,496.9

LIABILITIES
Current Liabilities
Short-Term Loans	2,704.1	3,020.5	999.9	2,704.1	3,020.5	999.9
Current Portion of Long-Term Debts	3,265.6	3,182.3	4,011.3	3,255.9	3,146.3	4,011.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	799.7	648.3	833.3	799.7	648.3	833.3
Other Current Liabilities	1,024.5	913.2	1,231.3	1,024.5	913.2	1,231.3

Total Current Liabilities	7,793.9	7,764.3	7,075.8	7,784.2	7,728.3	7,075.8
Long-Term Liabilities
Long-Term Debts	11,667.2	12,360.1	11,867.5	11,667.2	12,360.1	11,752.9
Other Liabilities	106.2	136.4	345.2	368.2	370.8	544.6

Total Liabilities	19,567.3	20,260.8	19,288.5	19,819.6	20,459.2	19,373.3

EQUITY
Shareholders’ Equity
Capital Stock	27.6	27.6	27.6	27.6	27.6	27.6
Deferred Compensation	(11.4)	(15.6)	(32.9)	(18.0)	(27.5)	(55.3)
Capital Surplus	12,845.4	12,825.9	12,713.8	12,573.5	12,547.7	12,309.7
Retained Earnings (Accumulated Losses)	(5,113.9)	(4,088.2)	4,592.3	(5,094.5)	(4,019.0)	4,967.8
Treasury Stock	(81.7)	(121.0)	—	(81.7)	(121.0)	—
Cumulated Translation Adjustments	411.7	437.7	469.4	411.7	437.7	469.4
Unrecognized Pension Cost	—	—	—	(204.9)	(204.8)	(205.8)

Total Shareholders’ Equity	8,077.7	9,066.4	17,770.2	7,613.7	8,640.7	17,513.4

Noncontrolling Interests	2,164.5	2,163.9	2,615.6	2,117.1	2,118.4	2,610.2

Total Equity	10,242.2	11,230.3	20,385.8	9,730.8	10,759.1	20,123.6

Total Liabilities & Equity	29,809.5	31,491.1	39,674.3	29,550.4	31,218.3	39,496.9

(1)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.